NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Units representing Beneficial Interests in the Trust (the 'Units') of Chesapeake Granite Wash Trust (the 'Company') from listing and registration on the Exchange at the opening of business on March 30, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Units are no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer suitable for listing based on an average closing price of less than $1.00 over a consecutive 30 trading-day period and failure to cure this non-compliance within the required timeframe, pursuant to Section 802.01C of the Listed Company Manual. The Exchange, on February 28, 2020, determined that the Units of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Units from listing and registration on the Exchange. The Company was notified by phone and by letter on February 28, 2020. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on February 28, 2020. Trading in the Units was suspended after market closed on February 28, 2020. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.